Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

    NEWS RELEASE
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LAKE SHORE GOLD TO HOLD ANNUAL MEETING IN TORONTO ON MAY 15, 2013

TORONTO, ONTARIO -- (Marketwire – April 22, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the Company will hold its Annual Meeting on Wednesday May 15, 2013 at 8:30 am EST. The meeting will be held at the TMX Broadcast Centre, located at 130 King Street West in Toronto, Ontario. The mailing of documents related to the meeting has been completed. The documents, including the Proxy Form, Management Information Circular, Annual Information Form and Annual Report (containing the audited consolidated financial statements) have been filed on SEDAR in Canada and EDGAR in the United States. In addition, the Company’s Form 40-F has been completed and filed with the United States Securities Exchange Commission.

Copies of these documents are available through the Company’s website at www.lsgold.com. Hard copies may be requested, free of charge, by calling 416-703-6298 or via email using the Contact Us form on the Company’s website.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com